REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2021

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____January 1, 2021_____ AND ENDING ____December 31, 2021____
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Reef Resources LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____140 Lakeside Ave., Suite 100_____
                                                    (No. and Street)

Seattle	WA	98122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey K. Feinglas	(206) 686-6661	jeff@reefllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____Spicer Jeffries LLP_____
                    (Name – if individual, state last, first, and middle name)

4601 DTC Blvd., STE 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Jeffrey K. Feinglas_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Reef Resources LLC_____, as of _____December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: _____
Financial & Operations Principal



JEFFREY A CURRIER
Notary Public
State of Washington
License Number 181758
My Commission Expires
November 04, 2023

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reef Resources, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Resources, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Reef Resources, LLC's auditor since 2020.

Denver, Colorado
February 9, 2022

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$ 13,095
Prepaid expenses	5,355
Total Assets	$ 18,450

LIABILITIES

Accounts Payable	$245
Total Liabilities	$245

MEMBER'S EQUITY

Member's equity	$ 18,205
Total Liabilities and Member's Equity	$ 18,450

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2021

Revenue	
Fee income	$83,671
Expenses	
Regulatory fees	6,760
Taxes	1,960
Professional fees	7,500
License and permits	125
Office expense	428
Insurance	620
Miscellaneous expenses	15
Total Expenses	17,408
Net Income	**$66,263**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2021

Balance, December 31, 2020	$ 75,838
Net Income	66,263
Member Distributions	(123,896)
Balance, December 31, 2021	$18,205

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net Income	$66,263
Adjustments to reconcile net income to net cash flows from operating activities	
Change in Accounts Receivable	59,180
Change in prepaid expenses	565
Change in Accounts Payable	(1,060)
Net cash flows from operating activities	$124,948
Cash Flow from Financing Activity	
Member Distributions	(123,896)
Net increase in cash	1,052
Cash, beginning of year	12,043
Cash, end of year	$13,095

NOTES TO FINANCIAL STATEMENTS

Note 1.   Organization and Significant Accounting Policies

Organization

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.   The Company's offices are located in Seattle, Washington.   The Company locates investors for other companies and refers customers to other companies.   The Company does not claim an exemption from SEA Rule 15c3-3, in reliance to Footnote 74 of SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff.   The Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.   Accordingly, the Company is recognized by FINRA under the "Non-Covered Firm" provision and is not subject to the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain a Special Account for the Exclusive Benefit of Customers.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period.   Actual results could differ from the estimates that were used.

Revenue Recognition

The Company enters into arrangements with investment fund managers to introduce potential investors to the manager.   To the extent the referred investor becomes an investor in the fund, the Company is entitled to receive fees from the manager based on the management and performance fees received by the manager for so long as the referred client maintains an investment in the manager's fund.   The Company recognizes income from these arrangements in accordance to FASB ASC 606.   The Company recognizes income in the quarter with respect to which the management and performance fees are earned by the fund manager at which point it becomes probable that significant reversal of the revenue recognized will not occur.   The Company believes that its performance obligation under these arrangements is satisfied on the date the investor actually invests in the referred fund.   The Company has no further obligations to the manager or the investor once the investment in the fund is made by the referred investor.

Receivables from contracts with customers are recognized in Accounts Receivable in the statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.   Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from referral services. The Company provides an allowance for doubtful accounts based on an evaluation of customer past due account balances. When an account is deemed uncollectible, it is generally written off against the allowance. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. As of December 31, 2021, the Company has determined that no allowance for doubtful accounts is necessary.

The Company has no incremental costs to obtain or fulfill contracts.

All revenue and receivables were derived from one customer for the year ended December 31, 2021.

Cash

Cash includes cash in banks.   On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owner.   The Company does not file federal tax returns at the Company level as it is owned by a single member.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, which was February 9, 2022.

Note 2.   Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses.   In accordance with the terms of the agreement and due to limited activity in 2021, there were no charges to the Company in 2021.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed.   The Company did not owe the member owner any amounts under this arrangement at December 31, 2021.

Note 3.   Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2021.

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2021, the required minimum net capital was $5,000.   The Company had computed net capital of $12,850 at December 31, 2021, which was in excess of the required net capital level by $7,850.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2021, the Company's ratio

of aggregate indebtedness to net capital was 0.0191 to 1.   There were no material differences to the filed Focus reports.

SUPPLEMENTAL INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2021

COMPUTATION OF NET CAPITAL

Member's equity	$18,205
Deductions	
Prepaid expenses	(5,355)
Net capital	12,850
Minimum net capital	5,000
Excess net capital	$7,850

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$245

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$5,000
Percentage of aggregate indebtedness to net capital	1.91%
Ratio of aggregate indebtedness to net capital	0.0191 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Footnote 74 of Rule 15c3-3.

Statement pursuant to paragraph (d)(4) of Rule 17-a-5: There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's amended unaudited Part II-A Quarterly Focus report as of December 31, 2021, filed on January 20, 2022.

See Report of Independent Registered Public Accounting Firm.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reef Resources, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Footnote 74 of SEC Release 34-70073 in which (1) Reef Resources, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 9, 2022







REEF
Resources, LLC
Member FINRA, SIPC

Reef Resources LLC's
Exemption Report – 2021

Reef Resources LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. Section 240.15c3-3. The Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Reef Resources LLC

I, Jeffrey K. Feinglas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Jeffrey K. Feinglas, Chief Compliance Officer

2/9/2022
Date

140 LAKESIDE AVENUE, SUITE 100 SEATTLE, WA 98122
(206) 686-6661 FAX (206) 323-4596